SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7

EXHIBITS

99.1	2 November 2007	Cash offer for Alcan:
90 per cent threshold reached

99.2	5 November 2007	Cash offer for Alcan:
Additional shares acquired

99.3	7 November 2007	Directorate:
Board change:

99.4	7 November 2007	Cash offer for Alcan:
Additional shares acquired

99.5	8 November 2007	Strategic review:
Rio Tinto explores options to sell Rio Tinto Energy America

Filed on Form 6-K on 9 November 2007
99.6	8 November 2007	Approach from BHP Billiton:
Rio Tinto rejects approach from BHP Billiton
	8 November 2007	Cash offer for Alcan:
Rio Tinto offer for Alcan expires with over 98 per cent of shares tendered

Filed on Form 6-K on 13 November 2007
	9 November 2007	Disclosure in accordance with rule 2.10 of The Takeover Code
	12 November 2007	Shareholder circular in accordance with rule 2.6 of The Takeover Code

99.7	14 November 2007	Cash offer for Alcan:
Rio Tinto completes acquisition of 100 per cent of Alcan

Filed on Form 6-K on 19 November 2007
	16 November 2007	Rejection of mini-tender offer:
Rio Tinto recommends rejection of TRC Capital’s below market mini-tender offer
	16 November 2007	Investor seminar:
Rio Tinto Investor seminar
	19 November 2007	Group management changes

Filed on Form 6-K on 26 November 2007
	26 November 2007	Investor seminar:
Rio Tinto poised for exceptional growth
	26 November 2007	Investor seminar:
Presentation
	26 November 2007	Investor seminar::
Rio Tinto invests US$2.4 billion in two new iron ore mines in the Pilbara
	26 November 2007	Investor seminar:
Rio Tinto approves Diavik underground mining
	26 November 2007	Investor seminar:
Outlook for metals and minerals

Filed on Form 6-K on 28 November 2007
	26 November 2007	Investor seminar:
Transcript and questions & answers

Filed on Form 6-K on 29 November 2007
	26 November 2007	Investor seminar:
North American conference call 26 November 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	6 December 2007	Date	6 December 2007